FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 318-6172

Item 2

Date of Material Change

May 12, 2009

Item 3

News Release

Issued May 12, 2009, disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, BC, CANADA AND DRUMMONDVILLE, QUEBEC, CANADA, May 12, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology, and BlueLeaf Inc., a Canadian private social purpose enterprise active in applied research concerning the environment, are pleased to announce results of a year long test in application of Dynamotive’s CQuest™ Biochar into commercial farming test plots.

First year results indicated an overall increase in crop yield that ranged from 6% to 17% in soils where biochar was applied compared to control plots.  In addition, plots with biochar yielded higher plant density and greater root depth.  The full study is available at Dynamotive’s website www.dynamotive.com.

Barry Husk, President, BlueLeaf Inc., commented: “The results seen so far in this project are an indication of the benefits of using biochar in agriculture.  They illustrate the potential for biochar to improve crop yields, as well as soil and water quality.”

Tom Bouchard, Dynamotive COO added, “We are grateful to Barry and the team at BlueLeaf for providing the technical and practical expertise needed to complete this study.  It’s a valuable step towards building a comprehensive understanding of how biochar and specifically CQuest can make a positive difference to not only agriculture but the environment as well.”

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA AND DRUMMONDVILLE, QUEBEC, CANADA, May 12, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology, and BlueLeaf Inc., a Canadian private social purpose enterprise active in applied research concerning the environment, are pleased to announce results of a year long test in application of Dynamotive’s CQuest™ Biochar into commercial farming test plots.

First year results indicated an overall increase in crop yield that ranged from 6% to 17% in soils where biochar was applied compared to control plots.  In addition, plots with biochar yielded higher plant density and greater root depth.  The full study is available at Dynamotive’s website www.dynamotive.com.

Barry Husk, President, BlueLeaf Inc., commented: “The results seen so far in this project are an indication of the benefits of using biochar in agriculture.  They illustrate the potential for biochar to improve crop yields, as well as soil and water quality.”

Tom Bouchard, Dynamotive COO added, “We are grateful to Barry and the team at BlueLeaf for providing the technical and practical expertise needed to complete this study.  It’s a valuable step towards building a comprehensive understanding of how biochar and specifically CQuest can make a positive difference to not only agriculture but the environment as well.”

Brief Overview of Study

CQuest™ Biochar was supplied from Dynamotive’s West Lorne Facility and applied on May 28, 2008 to a test plot on a farm in the Eastern Townships region of Quebec, Canada.  Third party participants included, Mr. Aimé Rivard, a farm owner and agriculture producer.  Both companies would like to thank him for his cooperation and support.  In total, 3,500 lbs /acre (3,924 kg/hectare) of biochar was applied to the test plot.

Key findings of the study comparing biochar vs. control plots:

- Overall higher crop yield with biochar

(+6% to +17%)

- Longer root length with biochar

(+68%)

- Lower plant leaf temperatures with biochar

(-22%)

- Lower soil nutrient depletion rate during growing season with biochar, e.g. phosphorus

(-44%)

Further Studies:

Dynamotive continues its biochar research in Canada and is committed to further support BlueLeaf Inc. in its program.  In the US the Company is supporting several different research efforts including a study by the Department of Agriculture – ARS in regard to quantifying the effects of amending soils with CQuest™ Biochar on crop productivity, soil quality, carbon sequestration and water quality.  Initial findings from that study are expected later this year.

™ CQuest is a trademark of Dynamotive Energy Systems Corporation

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 318-6172

Item 9

Date of Report

May 12, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

          NEWS RELEASE: MAY 12, 2009

BlueLeaf Inc. and Dynamotive Announce Biochar Test Results

CQuest™ Biochar Enriched Plots Yield Crop Increase Ranging From

Six to Seventeen Percent vs. Control Plots

VANCOUVER, BC, CANADA AND DRUMMONDVILLE, QUEBEC, CANADA, May 12, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology, and BlueLeaf Inc., a Canadian private social purpose enterprise active in applied research concerning the environment, are pleased to announce results of a year long test in application of Dynamotive’s CQuest™ Biochar into commercial farming test plots.

First year results indicated an overall increase in crop yield that ranged from 6% to 17% in soils where biochar was applied compared to control plots.  In addition, plots with biochar yielded higher plant density and greater root depth.  The full study is available at Dynamotive’s website www.dynamotive.com.

Barry Husk, President, BlueLeaf Inc., commented: “The results seen so far in this project are an indication of the benefits of using biochar in agriculture.  They illustrate the potential for biochar to improve crop yields, as well as soil and water quality.”

Tom Bouchard, Dynamotive COO added, “We are grateful to Barry and the team at BlueLeaf for providing the technical and practical expertise needed to complete this study.  It’s a valuable step towards building a comprehensive understanding of how biochar and specifically CQuest can make a positive difference to not only agriculture but the environment as well.”

Brief Overview of Study

CQuest™ Biochar was supplied from Dynamotive’s West Lorne Facility and applied on May 28, 2008 to a test plot on a farm in the Eastern Townships region of Quebec, Canada.  Third party participants included, Mr. Aimé Rivard, a farm owner and agriculture producer.  Both companies would like to thank him for his cooperation and support.  In total, 3,500 lbs /acre (3,924 kg/hectare) of biochar was applied to the test plot.

Key findings of the study comparing biochar vs. control plots:

- Overall higher crop yield with biochar

(+6% to +17%)

- Longer root length with biochar

(+68%)

- Lower plant leaf temperatures with biochar

(-22%)

- Lower soil nutrient depletion rate during growing season with biochar, e.g. phosphorus

(-44%)

Further Studies:

Dynamotive continues its biochar research in Canada and is committed to further support BlueLeaf Inc. in its program.  In the US the Company is supporting several different research efforts including a study by the Department of Agriculture – ARS in regard to quantifying the effects of amending soils with CQuest™ Biochar on crop productivity, soil quality, carbon sequestration and water quality.  Initial findings from that study are expected later this year.

™ CQuest is a trademark of Dynamotive Energy Systems Corporation

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina.  Its carbon/greenhouse gas neutral fast pyrolysis technology uses high temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil® for power and heat generation.  BioOil can be further converted into transportation fuels.  Fast pyrolysis also produces biochar which the Company markets as CQuest™ Biochar.  It is currently being evaluated by institutions, universities and farmers in the U.S., Canada, and other countries for its ability to sequester carbon while improving crop yields, soil productivity and water quality.  Photographs of the Guelph and West Lorne plants may be seen on the company's website. www.dynamotive.com.

Contacts:
Delphin Thebaud
Switchboard: (703) 336-8450

Fax : (703) 336-8462

Email: info@dynamotive.com

Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.